

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 8, 2017

<u>Via E-mail</u>
Mr. Daniel L. Urness
Chief Financial Officer
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, AZ 85004

> **Re: Cavco Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended April 2, 2016**
> **Filed June 21, 2016**
> **File No. 0-8822**

Dear Mr. Urness:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 38

1. We note that in prior annual and quarterly Exchange Act filings you separately disclosed the number of factory-built homes sold through Company-owned retail sales centers and the number sold through independent retailers, builders, and communities during each period presented. Based on the impact that changes in these sales channels have on revenue per home sold and gross profit margin, it appears to us you should revise future annual and quarterly filings to continue to provide these disclosures.

Other Matters – Related Party Transactions, page 50

2.   We note your disclosure that Mr. Stegmayer made a $1.1 million payment in July 2015 to Cavco representing the repayment of performance bonuses that were determined to be in excess of the 2005 Stock Incentive Plan limits related to fiscal 2012, 2014, and 2015. Please provide us with more detail regarding the circumstances surrounding the need for such repayment. Please also tell us what consideration you gave, if any, to including a discussion of such repayment in the Compensation Discussion and Analysis, Summary Compensation Table or Transactions with Related Persons sections of your Definitive Proxy Statement on Schedule 14A. Please refer to Question 117.03 of our Regulation S-K Compliance and Disclosure Interpretations.

Consolidated Financial Statements, page F-1

Note 11. Warranties, page F-28

3.   Please revise future filings to disclose and discuss the reasons for material changes in home warranty expenses, relative to revenues or units sold, during each period, here or in critical accounting policies in MD&A.

Note 16. Stock-Based Compensation, page F-36

4.   Please more fully explain to us why you believe it is appropriate to use the simplified method to estimate the expected life of your stock options. Please also tell us when you expect sufficient historical information to be available to you to determine expected life assumptions and address the impact that your current approach has had on your financial statements. Refer to SAB Topic 14.D.2.

Note 18. Fair Value Measurements, page F-39

5.   We refer to your table of financial instruments for which fair value is disclosed but not required to be recognized in the balance sheet on a recurring basis. Please provide us, and revise future filings to more fully disclose, the valuation techniques and inputs you use in the fair value measurement of each instrument categorized in Level 2 or Level 3 of the fair value hierarchy. Refer to ASC 820-10-50-2(bbb), ASC 820-10-50-2E, ASC 820-10-50-2(f), and ASC 825-10-50-10.

Note 19. Employee Benefit Plans, page F-42

6.   Please revise future filings to disclose and discuss the reasons for material changes in medical claims expenses during each period here or in MD&A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction